UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Digital Insight Corporation
 (Name of Issuer)

Common Stock, $.001 par value
 (Title of Class of Securities)

25385P106
 (CUSIP Number)

December 31, 2002
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25385P106

1. Names of Reporting Persons. David B. Becker
    I.R.S. Identification Nos. of above persons (entities only) N/A

2. Check the Appropriate Box if a Member of a Group (See instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,735,407
6. Shared Voting Power 0
7. Sole Dispositive Power 1,735,407
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,407

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        [   ]

11. Percent of Class Represented by Amount in Row (11) 5.4%

12. Type of Reporting Person (See Instructions) IN

Item 1. (a) Digital Insight Corporation
            (b) 26025 Mureau Road, Calabasas, CA 91302

Item 2. (a) David B. Becker
            (b) 7820 Innovation Blvd., Indianapolis, IN 46278
            (c) United States
            (d) Common Stock, $.001 par value
            (e) 25385P106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership
            (a) 1,735,407
            (b) 5.4%
            (c) (i) 1,735,407
                 (ii) 0
                 (iii) 1,735,407
                 (iv) 0

Mr. Becker owns 1,259,928 shares directly and 475,469 shares as trustee of the David B. Becker 2000 Grantor Retained Annuity Trust u/a/d 10-27-2000.

Item 5. Ownership of Five Percent or Less of a Class N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company N/A

Item 8. Identification and Classification of Members of the Group N/A

Item 9. Notice of Dissolution of Group N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After responsible inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003 Date
/s/ David B. Becker David B. Becker